     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1998
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HUGHES SUPPLY, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

                          FLORIDA                                                    59-0559446
      (State or Other Jurisdiction of Incorporation or                (I.R.S. Employer Identification Number)
                       Organization)

                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                J. STEPHEN ZEPF
                     TREASURER AND CHIEF FINANCIAL OFFICER
                              HUGHES SUPPLY, INC.
                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

           BENJAMIN P. BUTTERFIELD, ESQ.                               MARK A. LOEFFLER, ESQ.
           GENERAL COUNSEL AND SECRETARY                       POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                HUGHES SUPPLY, INC.                                       SIXTEENTH FLOOR
               20 NORTH ORANGE AVENUE                                191 PEACHTREE STREET, N.E.
                     SUITE 200                                         ATLANTA, GEORGIA 30303
               ORLANDO, FLORIDA 32801                                      (404) 572-6600
                   (407) 841-4755

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             ------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                      -----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                       PROPOSED            PROPOSED
                                                     AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
             TITLE OF SECURITIES                     TO BE          AGGREGATE PRICE        AGGREGATE         REGISTRATION
              TO BE REGISTERED                     REGISTERED        PER SHARE(1)      OFFERING PRICE(1)          FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock par value $1.00 per share.......   4,196,999 shares        $37.563         $157,651,873.00       $46,507.00
-----------------------------------------------------------------------------------------------------------------------------
Rights to purchase Series A Junior
  Participating Preferred Stock, no par value
  per share(2)...............................   4,196,999 rights          N/A                 N/A                 N/A
=============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported sale price of the Company's Common Stock on April 27, 1998, as reported by the New York Stock Exchange.
(2) The rights to purchase the Series A Junior Participating Preferred Stock will be attached to and traded with shares of the Company's Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of the Company's Common Stock.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED APRIL 29, 1998

                                4,196,999 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                             ---------------------

    This prospectus (this "Prospectus") relates to the offering by the selling shareholders named herein (the "Selling Shareholders") of up to an aggregate of 4,196,999 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Hughes Supply, Inc., a Florida corporation ("Hughes Supply" or the "Company"), consisting of: (i) 8,332 shares of Common Stock (the "Gilleland Shares") issued pursuant to the Acquisition Agreement (the "Gilleland Agreement") dated June 25, 1997 by and among the Company, Gilleland Products, Inc., a Georgia corporation ("Gilleland"), and Earl Gilleland, the sole shareholder of Gilleland; (ii) 27,200 shares of Common Stock (the "Shrader Shares") issued pursuant to the Acquisition Agreement (the "Shrader Agreement") dated July 25, 1997 by and among the Company, Shrader Holding Company, Inc., an Arkansas corporation ("Shrader"), and the shareholders of Shrader; (iii) 14,196 shares of Common Stock (the "Allied Shares") issued pursuant to the Acquisition Agreement (the "Allied Agreement") dated October 2, 1997 by and among the Company, Allied Metals, Inc. and Allied Merger Corp., Inc., each a Texas corporation (collectively "Allied"), and the shareholders of Allied; (iv) 21,954 shares of Common Stock (the "VWW Shares") issued pursuant to the Acquisition Agreement (the "VWW Agreement") dated November 4, 1997 by and among the Company, Virginia Water & Waste Supply Company, Inc., a Virginia corporation ("VWW"), and the shareholders of VWW; (v) 931,965 shares of Common Stock (the "CMJ Shares") issued pursuant to the Acquisition Agreement (the "CMJ Agreement") dated November 24, 1997 by and among the Company, CMJ Management, Inc., an Arizona corporation ("CMJ") and the former General Partner and successor in interest to Mountain Country Supply Limited Partnership, a liquidated and dissolved Arizona limited partnership, and the shareholders of CMJ; (vi) 12,149 shares of Common Stock (the "APPCO Shares") issued pursuant to the Acquisition Agreement (the "APPCO Agreement") dated December 1, 1997 by and among the Company, APPCO, Inc., a North Carolina corporation ("APPCO"), and Anthony W. Bell, the sole shareholder of APPCO; (vii) 1,221,431 shares of Common Stock (the "International Shares") issued pursuant to the Acquisition Agreement (the "International Agreement") dated December 19, 1997 by and among the Company, International Supply Company, Industrial International, Inc., International Supply of Austin, Inc., International Supply of San Antonio, Inc., International Supply of Houston, Inc. and International Supply of East Texas, Inc., each a Texas corporation (collectively "International"), and the shareholders of International; (viii) 89,855 shares of Common Stock (the "Merex Shares") issued pursuant to the Acquisition Agreement (the "Merex Agreement") dated January 12, 1998 by and among the Company, Merex Corporation, a Texas corporation ("Merex") and Hans E. Roeschel, the sole shareholder of Merex; (ix) 1,408,530 shares of Common Stock (the "Chad Supply Shares") issued pursuant to the Acquisition Agreement (the "Chad Supply Agreement") dated January 30, 1998 by and among the Company, Chad Supply of Tennessee, Inc., a Tennessee corporation, Chad Supply of South Carolina, Inc., a South Carolina corporation, Chad Supply of Ohio, Inc., an Ohio corporation, Chad Supply of North Carolina, Inc., a North Carolina corporation, Chad Supply of Louisiana, Inc., a Louisiana corporation, Chad Supply of Kentucky, Inc., a Kentucky corporation, Chad Supply of Georgia, Inc., a Georgia corporation, Chad Supply of Alabama, Inc., an Alabama corporation, Chad Supply, Inc., a Florida corporation and Harney Mfg. Co., Inc., a Florida corporation (collectively "Chad Supply"), and the shareholders of Chad Supply;
(x) 272,678 shares of Common Stock (the "SAPD Shares") issued pursuant to the Acquisition Agreement (the "SAPD Agreement") dated February 18, 1998 by and among the Company, San Antonio Plumbing Distributors, Inc., a Texas corporation ("SAPD") and Craig Rosenstein, the sole shareholder of SAPD; and (xi) 188,709 shares of Common Stock (the "Union Shares") issued pursuant to the Acquisition Agreement (the "Union Agreement") dated April 23, 1998 by and among the Company, Union Warehouse and Realty Company ("Union"), and Jake Plyler, the sole shareholder of Union. The Gilleland Shares, the Shrader Shares, the Allied Shares, the VWW Shares, the CMJ Shares, the APPCO Shares, the International Shares, the Merex Shares, the Chad Supply Shares, the SAPD Shares and the Union Shares are collectively referred to herein as the "Shares."

    The Shares, when sold, will be sold by and for the account of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds." The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HUG." On April 27, 1998, the last sale price for the Common Stock as reported on the NYSE was $37.56 per share.

    All expenses relating to the distribution of the Shares shall be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Shareholders. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

    The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through broker-dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders pursuant to this Prospectus will be the purchase price of such shares less any commissions. See "Plan of Distribution."

    Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                             ---------------------

               The date of this Prospectus is April      , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1104, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock of the Company is traded on the NYSE, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, Room 401, 20 Broad Street, New York, New York 10005.

     The right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value per share (collectively, "Rights"), is attached to each share of Common Stock, including each share of Common Stock offered hereby. Any reference in this Prospectus to the Common Stock shall include such Rights. This Prospectus, which constitutes part of the
Registration Statement on Form S-3 (Registration No. 333-      ) (the
"Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement. Certain parts of the Registration Statement have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which can be inspected at the public reference rooms at the offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed by the Company with the Commission under the Exchange Act and the Securities Act, are incorporated herein by reference:

          (a) Hughes Supply's Annual Report on Form 10-K (File No. 001-08772) for the year ended January 30, 1998; and

          (b) Hughes Supply's Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 1998, as filed with the Commission on April 15, 1998.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or to any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which shall have been or may be incorporated in this Prospectus by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests for such copies shall be directed to Hughes Supply, Inc., Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone number (407) 841-4755.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes thereto incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Hughes Supply" mean Hughes Supply, Inc., its subsidiaries and its predecessors. The Company's fiscal year ends on the last Friday in January of each year.

                                  THE COMPANY

     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern, southwestern and midwestern United States. As of April 1, 1998, the Company distributed more than 210,000 products through 404 branches located in 27 states, Mexico and Puerto Rico. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, property management companies, municipal and industrial accounts. Industrial accounts include companies in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical and marine industries. Management believes that the Company holds a significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern, southwestern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 34% of fiscal 1998 net sales), which is one of the largest commercial and residential construction markets in the United States.

     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for maintenance, replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups, as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, plate, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.

     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales, new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 53 new branches (exclusive of new branches acquired through acquisitions). In addition, the Company continues to pursue an active acquisition program to capitalize on the opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Based upon estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1997, and no wholesale distributor of these products accounted for more than 5% of the total market. Since January 29, 1993, the Company has completed 51 acquisitions representing 216 branches. In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions. All of the Company's significant acquisitions have been accretive to the Company's earnings per share in the first full year subsequent to the transaction.

     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 49 branches, and management believes that significant additional fill-in acquisition opportunities are available.

     New market acquisitions represent the addition of new product groups, within related commercial construction, residential and industrial product categories, or the entry into new geographic markets, or both. During the last five fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include: (i) Sunbelt Supply Company, resulting in a significant increase in the Company's valve and fitting business in new geographic markets; (ii) Metals, Incorporated, Stainless Tubular Products, Inc., and Metals, Inc. -- Gulf Coast Division, resulting in a significant increase in the Company's specialty pipe, valve and fitting business as well as the metal fabrication business in new geographic markets; (iii) Mountain Country Supply, Inc., resulting in a significant increase in the Company's plumbing, water and sewer, and air conditioning and heating business in new geographic markets; (iv) International Supply Company, Inc., and its affiliates, resulting in a significant increase in the Company's water and sewer and plumbing business in new geographic markets; (v) Merex Corporation, resulting in an increased presence in export markets; and (vi) Chad Supply, Inc., the Company's initial entry into the distribution of repair and maintenance products to the multi-family housing industry.

     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, legal and management information systems. Key elements of the Company's operating strategy include:

        - Comprehensive and diversified product groups;

        - Superior customer service;

        - Local market focus;

        - Well-trained and experienced workforce;

        - Centralized administrative functions; and

        - Volume purchasing power.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

     As a result of the Company's operating and acquisition strategies, net sales increased to $1.9 billion in fiscal 1998 from $851.7 million in fiscal 1994, a compound annual growth rate of 21.9%; operating income increased to $83.7 million in fiscal 1998 from $18.7 million in fiscal 1994, a compound annual growth rate of 45.5%; and the number of branches increased to 384 branches at the end of fiscal 1998 from 151 branches at the end of fiscal 1994, a compound annual growth rate of 26.3%.

     Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein. These forward-looking statements speak only as of the date hereof.

                                  THE OFFERING

Common Stock being offered hereby...........................  4,196,999 shares
Common Stock outstanding (as of April 23, 1998)(1)..........  23,016,321 shares
NYSE symbol.................................................  HUG

---------------

(1) Includes all shares offered hereby.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                FISCAL YEARS ENDED
                                        -------------------------------------------------------------------
                                        JANUARY 30,   JANUARY 31,   JANUARY 26,   JANUARY 27,   JANUARY 28,
                                           1998          1997          1996          1995          1994
                                        -----------   -----------   -----------   -----------   -----------
STATEMENTS OF INCOME DATA:(1)
Net sales.............................  $1,878,739    $1,567,571    $1,285,328    $1,027,919     $851,691
Cost of sales.........................   1,466,764     1,235,099     1,018,804       818,611      681,100
                                        ----------    ----------    ----------    ----------     --------
Gross profit..........................     411,975       332,472       266,524       209,308      170,591
Operating expenses....................     328,305       269,955       225,585       178,842      151,926
                                        ----------    ----------    ----------    ----------     --------
Operating income......................      83,670        62,517        40,939        30,466       18,665
Interest expense......................      18,544        14,232         9,917         6,564        6,284
Interest and other income.............       5,791         6,207         5,092         3,202        3,679
                                        ----------    ----------    ----------    ----------     --------
Income before income taxes............      70,917        54,492        36,114        27,104       16,060
Income taxes..........................      26,093        19,178        11,661         7,979        4,710
                                        ----------    ----------    ----------    ----------     --------
Net income............................  $   44,824    $   35,314    $   24,453    $   19,125     $ 11,350
                                        ==========    ==========    ==========    ==========     ========
Earnings per share:
  Basic...............................  $     2.34    $     2.14    $     1.80    $     1.51     $   1.03
                                        ==========    ==========    ==========    ==========     ========
  Diluted.............................  $     2.30    $     2.09    $     1.77    $     1.47     $   0.96
                                        ==========    ==========    ==========    ==========     ========
Average shares outstanding:
  Basic...............................      19,194        16,537        13,575        12,661       11,057
  Diluted.............................      19,518        16,872        13,804        13,149       12,832
Cash dividends per share..............  $     0.31    $     0.25    $     0.20    $     0.15     $   0.11
                                        ==========    ==========    ==========    ==========     ========
Pro forma earnings per share:(2)
  Basic...............................  $     2.26    $     2.02    $     1.58    $     1.29     $   0.87
  Diluted.............................  $     2.23    $     1.98    $     1.56    $     1.26     $   0.83
OPERATING DATA:
Branches at end of period.............         384           272           212           173          143
Comparable branch sales
  increases(3)........................           6%            8%            8%           14%          18%

                                                                   AS OF
                                                              JANUARY 30, 1998
                                                              ----------------
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................................      $474,343
Total assets................................................       942,029
Long-term debt, less current portion........................       335,207
Shareholders' equity........................................       414,342

---------------

(1) Statements of Income Data was restated for transactions accounted for as poolings of interests and a three-for-two stock split declared July 10, 1997.
(2) Pro forma earnings per share assumes that the earnings of certain Subchapter S corporations would have been taxed at the Company's effective rate for each period presented. These entities consist of Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc., acquired by the Company on April 26, 1996, Metals, Incorporated and Stainless Tubular Products, Inc., acquired by the Company on January 24, 1997, and Chad Supply, Inc., acquired by the Company on January 30, 1998.
(3) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products businesses. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, or that such integration will not result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of Common Stock, preferred stock or the issuance of equity-linked securities, which may be dilutive to the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions.

DEPENDENCE ON CONSTRUCTION MARKETS

     Demand for the Company's products depends to a significant degree on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market is linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. Consequently, the level of activity in the commercial, residential and industrial construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could negatively affect the Company's results of operations, especially in Florida which accounted for approximately 34% of the Company's net sales in fiscal 1998.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

     The Company distributes construction materials and supplies manufactured by over 8,500 manufacturers and suppliers, no one of which accounted for more than 5% of the Company's total purchases during fiscal 1998. Although the Company has a widely diversified base of suppliers, future supply shortages may occur from time to time as a result of unanticipated demand or production difficulties. In such cases, suppliers often allocate products among distributors, which could have a short-term adverse effect on the Company's results of operations. Although the Company has entered into strategic partnerships with certain suppliers, if the Company fails to maintain such strategic partnerships or if such suppliers cease to offer competitive pricing terms, the Company's results of operations may be adversely affected.

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in the Company's business are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge as to application and usage, and advisory and other service capabilities. The Company competes with other wholesalers, manufacturers who sell certain lines directly to contractors and other customers of the Company and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The Company's competition varies by product line, customer classification and geographic market. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by those entities, especially since certain of those entities have substantially greater financial and other resources than those of the Company.

RELIANCE ON EXECUTIVE OFFICERS

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees, and on its executive officers' ability to manage growth successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to manage growth successfully.

LIMITATIONS ON PAYMENT OF DIVIDENDS

     The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     There may be significant volatility in the market price for the Common Stock. Operating results of the Company or of other companies participating in the building products industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Dependence on Construction Markets" above.

                                USE OF PROCEEDS

     The Common Stock offered hereby is being offered for the accounts of the respective Selling Shareholders. The Company will receive no proceeds from the sale of such shares.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock by each of the Selling Shareholders. Each of the Selling Shareholders has sole voting and investment power with respect to such shares.

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                     OF APRIL 28, 1998      SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Earl Gilleland(2)...........................         213,852                8,332        205,520        *
  3437 Winder Highway
  Flowery Branch, Georgia 30542
Ronnie J. Shrader(3)........................         302,838               27,200        275,638      1.2%
  581 Oakridge
  Austin, Arkansas 72007
Offenhauser Company(4)......................          34,920                1,841         33,079        *
  P.O. Box 230068
  Houston, Texas 77223
Charles P. and/or Sandra K. Berger(4).......          31,819                1,677         30,142        *
  8006 Rebawood
  Humble, Texas 77346
Charles F. Offenhauser(4)...................          26,941                1,420         25,521        *
  P.O. Box 1371
  Port Aransas, Texas 78373
Timothy S. Kostom(4)........................          18,121                  955         17,166        *
  1507 West T.C. Jester
  Houston, Texas 77008
Paula C. Offenhauser(4).....................           2,581                  923          1,658        *
  1239 Turnbury Oak
  Houston, Texas 77055
George Offenhauser(4).......................          11,610                  612         10,998        *
  1002 Briarcreek Drive
  Friendswood, Texas 77546
Victoria O. Bates(4)........................           1,597                  571          1,026        *
  6914 Afton Woods Drive
  Houston, Texas 77055
Rosa Lee Kostom(4)..........................           8,919                  470          8,449        *
  1507 West T.C. Jester
  Houston, Texas 77008
Mae Ola Grebe(4)............................           7,004                  369          6,635        *
  P.O. Box 2004
  Brenham, Texas 77833
Rosalie H. Offenhauser(4)...................           6,677                  352          6,325        *
  1002 Briar Creek Drive
  Friendswood, Texas 77546
M.F. Offenhauser(4).........................           6,411                  338          6,073        *
  c/o Offenhauser Company
  P.O. Box 230068
  Houston, Texas 77223
C.F. Offenhauser and Shirley
  Offenhauser(4)............................           6,345                  334          6,011        *
  P.O. Box 1371
  Port Aransas, Texas 78373
Oscar Lee Towns and/or Shirley A.
  Towns(4)..................................           6,334                  334          6,000        *
  1016 Richelieu
  Houston, Texas 77018

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                     OF APRIL 28, 1998      SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Naomi Kostom(4).............................           6,312                  333          5,979        *
  2319 West T.C. Jester
  Houston, Texas 77008
Teddy M. and/or Letha Dwigans(4)............           5,806                  306          5,500        *
  1011 Candlelight
  Houston, Texas 77018
Mary Lizabeth Offenhauser(4)................             624                  291            333        *
  23126 South Warmstone Way
  Katy, Texas 77494
Shirley M. Offenhauser(4)...................           5,177                  273          4,904        *
  P.O. Box 1371
  Port Aransas, Texas 78373
Deborah O. Tullos -- DLO Trust(4)...........             624                  223            401        *
  1975 West Geronimo Trail
  Cleveland, Texas 77327
Charles F. Offenhauser, Jr. -- DLO
  Trust(4)..................................             468                  167            301        *
  c/o Paula C. Offenhauser Daisey Lee
  Offenhauser Testamentary Trust F/B/O
  Charles F. Offenhauser
  1239 Turnbury Oak
  Houston, Texas 77055
John M. Offenhauser -- DLO Trust(4).........             422                  151            271        *
  c/o Paula C. Offenhauser Daisey Lee
  Offenhauser Testamentary Trust F/B/O
  John M. Offenhauser
  1239 Turnbury Oak
  Houston, Texas 77055
Shirley H. Chauvin (Bergeron)(4)............           2,702                  142          2,560        *
  9183 False River Road
  New Roads, Louisiana 70760
Dorothy Halpen Kolb(4)......................           2,702                  142          2,560        *
  7420 Rienzi
  Baton Rouge, Louisiana 70809
Walter Miller(4)............................           2,215                  117          2,098        *
  4312 South 31st Street, #32
  Temple, Texas 76502
Eula S. Miller(4)...........................           2,015                  106          1,909        *
  4312 South 31st Street, #32
  Temple, Texas 76502
Iletha Overstreet(4)........................           1,749                1,749              0        *
  4035 West Main
  Houston, Texas 77027
Ronald L. Whitney(5)........................          92,813                6,586         86,227        *
  1403 Stonehenge Rd.
  Charleston, W. Virginia 25314
John F. Bedick(5)...........................          79,813                6,586         73,227        *
  #4 Walking Horse Lane
  Scott Depot, W. Virginia 25560
Robert Steven Clay(5).......................          72,635                4,391         68,244        *
  2604 Avenham Avenue
  Roanoke, Virginia 24014

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                     OF APRIL 28, 1998      SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
David Dove Burns, Jr.(5)....................          66,904                4,391         62,513        *
  1812 Ashbury Drive
  Roanoke, Virginia 24012
Kevin Smith and Dana Smith(6)...............         880,707              880,707              0        *
  6708 East San Juan Avenue
  Paradise Valley, Arizona 85253
The Kevin and Dana Smith Children's
  Trust(6)..................................          51,258               51,258              0        *
  6708 East San Juan Avenue
  Paradise Valley, Arizona 85253
Anthony W. Bell(7)..........................          45,697               12,149         33,548        *
  8929 Blair Road
  Charlotte, North Carolina 28227
Leo R. Butter(8)............................         248,561              248,561              0        *
  1801 Centenary
  Longview, Texas 75601
Zane R. Butter(8)...........................         248,561              248,561              0        *
  5871 Elderwood
  Dallas, Texas 75230
Stephen R. Butter, Jr.(8)...................         248,561              248,561              0        *
  234 Corona Avenue
  San Antonio, Texas 78208
John C. Vogt(8).............................         311,832              311,832              0        *
  Box 542015
  Dallas, Texas 75354
Paul Ponder(8)..............................           8,306                8,306              0        *
  5932 Amcliffe
  Houston, Texas 77088
Lara C. Vogt, Trust(8)......................          77,805               77,805              0        *
  Trust #75-6508-089
  Box 542015
  Dallas, Texas 75354
Lisa K. Vogt, Trust(8)......................          77,805               77,805              0        *
  Trust #75-8503-090
  Box 542015
  Dallas, Texas 75354
Hans E. Roeschel(9).........................          89,855               89,855              0        *
  1003 Stoney Hill Drive
  Houston, Texas 77077
David Mark Chadwell(10).....................          11,324               11,324              0        *
  2821 Timber Knoll Dr.
  Valrico, Florida 33594
Deborah L. Price(10)........................          11,267               11,267              0        *
  1013 Mallow Way
  Brandon, Florida 33510
Dana M. Crockett(10)........................          11,312               11,312              0        *
  906 Delaney Circle #101
  Brandon, Florida 33511
Steven M. Chadwell(10)......................          11,197               11,197              0        *
  9116 Kenton Rd
  Wesley Chapel, Florida 33544
Pamela R. McDaniel(10)......................          11,000               11,000              0        *
  1127 Belladonna Drive
  Brandon, Florida 33510

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                     OF APRIL 28, 1998      SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Robert J. Chadwell(10)......................          11,213               11,213              0        *
  1502 Gulf Stream Circle #203
  Brandon, Florida 33511
Melanie Norris(10)..........................           6,225                6,225              0        *
  719 Millifold Place
  Brandon, Florida 33510
Larry E. Chadwell, Jr.(10)..................           6,331                6,331              0        *
  2425 Valrico Forrest Drive
  Valrico, Florida 33594
Juanita E. Chadwell(10).....................           6,326                6,326              0        *
  2425 Valrico Forrest Drive
  Valrico, Florida 33594
Roxie E. Chadwell(10).......................           6,137                6,137              0        *
  2425 Valrico Forrest Drive
  Valrico, Florida 33594
Laura E. Chadwell(10).......................           6,197                6,197              0        *
  2425 Valrico Forrest Drive
  Valrico, Florida 33594
David R. Chadwell(10).......................         464,237              464,237              0        *
  2821 Timber Knoll Drive
  Valrico, Florida 33594
James M. Chadwell(10).......................         462,926              462,926              0        *
  9116 Kenton Road
  Wesley Chapel, Florida 33544
Larry E. Chadwell(10).......................         382,838              382,838              0        *
  2425 Valrico Forrest Drive
  Valrico, Florida 33594
Craig Rosenstein(11)........................         272,678              272,678              0        *
  115 Honey Bee Lane
  San Antonio, Texas 78231
James C. Plyler, As Trustee(12).............          75,483               75,483              0        *
  under Trust between James C. Plyler,
  "Settlor" and James C. Plyler, "Trustee,"
  dated March 29, 1993
  c/o James C. Plyler
  2614 Rolling Hills Drive
  Monroe, North Carolina 28110
James C. Plyler, Jr.(12) ...................          55,967               37,742         18,225        *
  102 Dogwood Circle
  Monroe, North Carolina 28110
Anne Plyler Lee(12).........................          37,742               37,742              0        *
  104 Dogwood Circle
  Monroe, North Carolina 28207
William Weaver Plyler(12)...................          37,742               37,742              0        *
  1604 Biltmore Drive
  Charlotte, North Carolina 28207

---------------

  * Less than 1%.

 (1) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of their respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

 (2) On June 25, 1997, the Company, pursuant to the Gilleland Agreement, acquired Gilleland from its shareholder for the aggregate base price of $7,370,293 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the Gilleland Agreement) to reflect any change in the value of Gilleland from the assumed value at the date of the Gilleland Agreement. The Base Price was paid by the Company at closing by delivery of consideration consisting of 273,492 shares of Common Stock of the Company with an aggregate value, as determined under the Gilleland Agreement at $24.33 per share (the "Gilleland Share Price"), of $6,654,972. At closing, 29,397 shares of Common Stock of the Company were delivered in escrow under the terms of the Escrow Agreement (as defined in the Gilleland Agreement). Of those 29,397 shares, all such shares have been delivered to Mr. Gilleland. Mr. Gilleland was the sole shareholder of Gilleland prior to its acquisition by the Company. See Note (13) below.

 (3) On July 25, 1997, the Company, pursuant to the Shrader Agreement, exchanged 356,264 shares of Common Stock of the Company for all of the outstanding shares of Shrader and certain real estate leased to Shrader from its shareholders, subject to adjustment, if necessary, to reflect any change in the net asset value of Shrader from the assumed value at the date of the Shrader Agreement to the value determined under the Shrader Agreement at the closing date. At closing, 34,455 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Shrader Agreement). Of those 34,455 shares, 7,255 have been returned to the Company based on a decrease in the net asset value of Shrader from the assumed value at the date of the Shrader Agreement, and 27,200 shares have been delivered to Ronnie Shrader. Mr. Shrader was a shareholder of Shrader prior to its acquisition by the Company. See Note (13) below.

 (4) On October 2, 1997, the Company, pursuant to the Allied Agreement, acquired Allied from its shareholders for the aggregate base price of $6,250,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the Allied Agreement) to reflect any change in the value of Allied from the assumed value at the date of the Allied Agreement. Pursuant to the Allied Agreement, each Allied shareholder received, in exchange for his or her Allied common stock, his or her Ratable Interest (as defined in the Allied Agreement) in the Base Price in the form of either cash or shares of the Company's Common Stock. Each Allied shareholder holding three hundred (300) or more shares of Allied common stock was entitled to exchange his or her shares of Allied common stock for the right to receive Common Stock of the Company at $26.04 per share (the "Allied Share Price"). Each Allied shareholder holding fewer than three hundred (300) shares of Allied common stock, exchanged his or her shares of Allied common stock for the right to receive $136.56 in cash for each share of Allied common stock. The Base Price was paid by the Company at closing by delivery of consideration consisting of 225,368 shares of Common Stock of the Company, with an aggregate value, as determined under the Allied Agreement at the Allied Share Price, of $5,868,583, and $381,962 in cash. At closing, 22,538 shares of Common Stock of the Company and $38,200 in cash were delivered in escrow under the terms of the Escrow Agreement (as defined in the Allied Agreement). The Allied Shares covered by this Prospectus include 12,539 shares that were issued to the Allied shareholders based on an increase in the value of Allied from the assumed value, 1,657 shares that were previously issued incorrectly in the name of Wayne Overstreet, together with $21,223 in additional cash consideration. Charles P. Berger, Sandra K. Berger, Charles F. Offenhauser, Timothy S. Kostom, George Offenhauser, Rosalie Offenhauser, C.F. Offenhauser, Shirley Offenhauser, Teddy M. Dwigans, Letha Dwigans, Shirley M. Offenhauser, Paula C. Offenhauser, Victoria O. Bates, Rosa Lee Kostom, Mae Ola Grebe, M. F. Offenhauser, Oscar Lee Towns, Shirley A. Towns, Naomi Kostom, Mary Lizabeth Offenhauser, Deborah O. Tullos -- DLO Trust, Charles F. Offenhauser, Jr. -- DLO Trust, John M. Offenhauser -- DLO Trust, Shirley H. Chauvin, Dorothy Halpen Kolb, Walter Miller, Eula S. Miller, Wayne Overstreet and the Offenhauser Company were each shareholders of Allied prior to its acquisition by the Company. See Note (13) below.

 (5) On November 4, 1997, the Company, pursuant to the VWW Agreement, exchanged 211,482 shares of Common Stock of the Company for all of the outstanding shares of VWW, subject to adjustment, if necessary, to reflect any change in the net asset value of VWW from the assumed value at the date of the VWW Agreement to the value determined under the VWW Agreement at the closing date. At closing, 23,498 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the VWW Agreement). Of those 23,498 shares, 1,544 shares have been returned to the Company based on a decrease in the net asset value of VWW from the assumed value at the date of the VWW Agreement, and 21,954 shares have been delivered to the VWW shareholders. Messrs. Whitney, Bedick, Clay and Burns were each shareholders of VWW prior to its acquisition by the Company. See Note (13) below.

 (6) On November 24, 1997, the Company, pursuant to the CMJ Agreement, acquired CMJ from its shareholders for an aggregate base price of $39,000,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the CMJ Agreement) to reflect any change in the value of CMJ from the assumed value at the date of the CMJ Agreement. The Base Price was paid by the Company at closing by delivery of consideration consisting of 814,821 shares of Common Stock of the Company with an aggregate value, as determined under the CMJ Agreement at $28.00 per share (the "CMJ Share Price"), of $22,814,988 and $12,285,000 in cash. At closing, 90,537 shares of Common Stock and $1,365,000 in cash were delivered under the terms of the Escrow Agreement (as defined in the CMJ Agreement). The CMJ Shares covered by this Prospectus include 90,537 that were released from escrow and delivered to the CMJ shareholders, as well as an additional 26,607 shares that were issued based on an increase in the value of CMJ from the assumed value. Mr. and Mrs. Smith and the Kevin and Dana Smith Children's Trust were each shareholders of CMJ prior to its acquisition by the Company. See Note (13) below.

 (7) On December 2, 1997, the Company, pursuant to the APPCO Agreement, acquired APPCO from its shareholder for an aggregate base price of $1,300,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the APPCO Agreement) to reflect any change in the value of APPCO from the assumed value at the date of the APPCO Agreement. The Base Price was paid by the Company at closing by delivery of consideration consisting of 33,548 shares of Common Stock of the Company with an aggregate value, as determined under the APPCO Agreement at $31.00 per share (the "APPCO Agreement Share Price"), of $1,039,988. At closing, 8,388 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the APPCO Agreement). The APPCO Shares covered by this Prospectus include 8,388 shares that were released from escrow and delivered to the APPCO shareholder, as well as an additional 3,761 shares that were issued based on an increase in the value of APPCO from the assumed value. Mr. Bell was the sole shareholder of APPCO prior to its acquisition by the Company. See Note (13) below.

 (8) On December 19, 1997, the Company, pursuant to the International Agreement, acquired International from its shareholders for an aggregate base price of $57,000,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the International Agreement) to reflect any change in the value of International from the assumed value at the date of the International Agreement. The Base Price was delivered at closing by delivery of consideration consisting of 965,142 shares of Common Stock of the Company with an aggregate value, as determined under the International Agreement at $28.00 per share (the "International Share Price"), of $27,023,976 and $18,716,000 in cash. At closing, 241,289 shares of Common Stock and $4,504,000 in cash was delivered in escrow under the terms of the Escrow Agreement (as defined in the International Agreement). The International Shares covered by this Prospectus include 241,289 shares that were released from escrow, as well as an additional 15,000 shares that were issued in order to comply with the terms of the International Agreement. In addition, to further comply with the International Agreement, $420,000 was returned to the Company. Leo R. Butter, Zane R. Butter, Stephen R. Butter, Jr., John
     C. Vogt, Paul Ponder, Lara C. Vogt, Trust and Lisa K. Vogt, Trust were each shareholders of International prior to its acquisition by the Company. See Note (13) below.

(9) On January 12, 1998, the Company, pursuant to the Merex Agreement, acquired Merex from its shareholder for an aggregate base price of $3,100,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the Merex

    Agreement) to reflect any change in the value of Merex from the assumed value at the date of the Merex Agreement. The Base Price was delivered at closing by delivery of consideration consisting of 80,869 shares of Common Stock of the Company with an aggregate value, as determined under the Merex Agreement at $34.50 per share (the "Merex Share Price"), of $2,789,980. At closing, 8,986 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Merex Agreement) as security in the event the Final Adjusted Price is determined to be less than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in shares of Common Stock of the Company at the Merex Share Price. Mr. Roeschel was the sole shareholder of Merex prior to its acquisition by the Company. See Note (13) below.

(10) On January 30, 1998, the Company, pursuant to the Chad Supply Agreement, exchanged 1,362,171 shares of Common Stock of the Company for all of the outstanding shares of Chad Supply and certain real estate leased to Chad Supply from its shareholders, subject to adjustment, if necessary, to reflect any change in the net asset value of Chad Supply from the assumed value at the date of the Chad Supply Agreement to the value determined under the Chad Supply Agreement at the closing date. At closing, 46,359 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Chad Supply Agreement). All escrowed shares have been delivered to the Chad Supply shareholders and are included in the Chad Supply Shares covered by this Prospectus. David Mark Chadwell, Deborah L. Price, Dana M. Crockett, Steven M. Chadwell, Pamela R. McDaniel, Robert J. Chadwell, Melanie Norris, Larry E. Chadwell, Jr., Juanita E. Chadwell, Roxie E. Chadwell, Laura E. Chadwell, David R. Chadwell, James M. Chadwell and Larry E. Chadwell were each shareholders of Chad Supply prior to its acquisition by the Company. See Note (13) below.

(11) On February 18, 1998, the Company, pursuant to the SAPD Agreement, exchanged 245,415 shares of Common Stock of the Company for all of the outstanding shares of SAPD, subject to adjustment, if necessary, to reflect any change in the net asset value of SAPD from the assumed value at the date of the SAPD Agreement to the value determined under the SAPD Agreement at the closing date. At closing, 27,263 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the SAPD Agreement) as security in the event the Final Adjusted Price is determined to be less than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base Price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in shares of Common Stock of the Company at the SAPD Share Price. Mr. Rosenstein was the sole shareholder of SAPD prior to its acquisition by the Company. See Note (13) below.

(12) On April 23, 1998, pursuant to the Union Agreement, the Company acquired Union from its shareholders for an aggregate purchase price of $7,739,000 (the "Purchase Price"). The Purchase Price was delivered at closing by satisfaction of certain indebtedness in the amount of $1,039,946.01 and by the delivery of consideration consisting of 188,709 shares of Common Stock of the Company at $35.50 per share. James C. Plyler, Anne Plyler Lee, William Weaver Plyler and James C. Plyler, as Trustee and Trust between James C. Plyler, "Settlor" and James C. Plyler, "Trustee" were each shareholders of Union prior to its acquisition by the Company. See Note
     (13) below.

(13) The registration under the Securities Act of the shares offered hereby to permit resale of the shares by the respective Selling Shareholders after the closing of the acquisition or share exchange, as applicable, was, in each case, a condition of the acquisition or share exchange under the applicable agreement.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered by the respective Selling Shareholders. The Company will receive no proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NYSE or on other exchanges on which the Shares may be listed, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Such Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions, transactions directly with a market maker, and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. In addition, and without limiting the foregoing, the Selling Shareholders may effect such transactions by selling the Shares to or through underwriters or broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions).

     In connection with distribution of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell Shares short and redeliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares of Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Shareholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders hereby will be the purchase price of such Shares less any broker's commissions or underwriters' discounts. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on their sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the

Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company has agreed to register the Shares under the Securities Act and to indemnify certain Selling Shareholders against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Shareholders of the Shares. The Company has agreed to pay certain fees and expenses incident to the registration of the Shares. The Company has agreed to use its best effort to maintain the effectiveness of the Registration Statement of which this Prospectus constitutes a part for a period of two years from the respective dates on which the transactions with each Selling Shareholder were consummated.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by its General Counsel, Benjamin P. Butterfield, Esq.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

======================================================

  No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents By
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................    9
Selling Shareholders..................   10
Plan of Distribution..................   17
Legal Matters.........................   18
Experts...............................   18

======================================================
======================================================

                                4,196,999 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                              DATED APRIL   , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     It is estimated that Hughes Supply, Inc. (the "Company") will incur the following expenses in connection with the offering of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, and all of said amounts will be paid by the Company.

Registration Fee -- Securities and Exchange Commission......  $46,507
Accounting fees and expenses................................    7,500
Legal fees and expenses.....................................   10,000
Printing fees and expenses..................................   10,000
Transfer Agent's fees and expenses..........................    1,000
                                                              -------
          Total.............................................  $75,007
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, the Company as a Florida corporation to indemnify a director, officer, employee, or agent of the Company, or any person serving at the request of the Company in any such capacity with respect to another entity, against certain expenses and liabilities incurred as a party to any proceeding, including, among others, a proceeding under the Securities Act of 1933, as amended (the "Securities Act"), brought against such person by reason of the fact that such person is or was a director, officer, employee, or agent of the Company or is or was serving in such capacity with respect to another entity at the request of the Company. With respect to actions, other than in the right of the Company, such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     With respect to any action threatened, pending or completed in the right of the Company to procure a judgment in its favor against any such person, the Company may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duties to the Company unless the Court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Section 607.0850 also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of the Company or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by the Company shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

          (a) By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which Directors who are parties may participate) consisting solely of two or more Directors not at the time parties to the proceeding;

          (c) By independent legal counsel selected by the Board of Directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or if a quorum of the Directors cannot be obtained for paragraph (a) or the committee cannot be designated under paragraph (b) selected by a majority vote of the full Board of Directors (in which Directors who are parties may participate); or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceedings.

     Section 607.0850 also contains a provision authorizing corporations to purchase and maintain liability insurance on behalf of its directors and officers. For some years the Company has maintained an insurance policy which insures directors and officers of the Company against amounts the director or officer is obligated to pay in respect of his legal liability, whether actual or asserted, for any negligent act, any error, any omission or any breach of duty which, subject to the applicable limits and terms of the policy, include damages, judgments, settlements, costs of investigation, and costs, charges and expenses incurred in the defense of actions, suits, or proceedings or appeals thereto, subject to the exceptions, limitations and conditions set forth in the policy.

ITEM 16.  EXHIBITS.

     The following items are filed as exhibits to this registration statement:

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  4.1     --   Restated Articles of Incorporation of the Company, as
               amended(1)
  4.2     --   Composite By-laws of the Company, as amended(2)
  4.3     --   Form of Common Stock Certificate of the Company(3)
  5.0     --   Opinion of Benjamin P. Butterfield, Esq.
 23.1     --   Consent of Price Waterhouse LLP
 23.4     --   Consent of Benjamin P. Butterfield, Esq. appears in his
               opinion filed as Exhibit 5.0
 24.0     --   Power of Attorney (included in the signature page in Part II of the Registration Statement)

---------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended April 30, 1997.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed for the year ended January 30, 1998.
(3) Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1997.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and an offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Orlando, State of Florida, on this 29th day of April 1998.

                                          HUGHES SUPPLY, INC.

                                          By:      /s/ DAVID H. HUGHES
                                            ------------------------------------
                                                      David H. Hughes
                                              Chairman of the Board and Chief
                                                      Executive Officer

                                                   /s/ J. STEPHEN ZEPF
                                            ------------------------------------
                                                      J. Stephen Zepf
                                               Treasurer and Chief Financial
                                                           Officer,
                                            (Principal Financial and Accounting
                                                           Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David H. Hughes and J. Stephen Zepf, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                 /s/ DAVID H. HUGHES                                Director                April 29, 1998
-----------------------------------------------------
                   David H. Hughes

              /s/ A. STEWART HALL, JR.                              Director                April 29, 1998
-----------------------------------------------------
                A. Stewart Hall, Jr.

                /s/ VINCENT S. HUGHES                               Director                April 29, 1998
-----------------------------------------------------
                  Vincent S. Hughes

                /s/ JOHN D. BAKER II                                Director                April 29, 1998
-----------------------------------------------------
                  John D. Baker II

               /s/ ROBERT N. BLACKFORD                              Director                April 29, 1998
-----------------------------------------------------
                 Robert N. Blackford

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                  /s/ JOHN B. ELLIS                                 Director                April 29, 1998
-----------------------------------------------------
                    John B. Ellis

                /s/ CLIFFORD M. HAMES                               Director                April 29, 1998
-----------------------------------------------------
                  Clifford M. Hames

               /s/ HERMAN B. MCMANAWAY                              Director                April 29, 1998
-----------------------------------------------------
                 Herman B. McManaway

                /s/ DONALD C. MARTIN                                Director                April 29, 1998
-----------------------------------------------------
                  Donald C. Martin

                  /s/ H. CORBIN DAY                                 Director                April 29, 1998
-----------------------------------------------------
                    H. Corbin Day

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.1     --   Restated Articles of Incorporation of the Company, as
               amended(1)..................................................
  4.2     --   Composite By-laws of the Company, as amended(2).............
  4.3     --   Form of Common Stock Certificate of the Company(3)..........
  5.0     --   Opinion of Benjamin P. Butterfield, Esq.....................
 23.1     --   Consent of Price Waterhouse LLP.............................
 23.4     --   Consent of Benjamin P. Butterfield, Esq. appears in his
               opinion filed as Exhibit 5.0................................
 24.0     --   Power of Attorney (included in the signature page in Part II of the Registration Statement)..............................

---------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended April 30, 1997.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed for the year ended January 30, 1998.
(3) Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1997.